SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            SCHEDULE 14A INFORMATION


                    Proxy Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [X]

Check the appropriate box:

[X]   Revised Preliminary Proxy Statement
[ ]   Confidential, for Use of the Commission Only
          (as permitted by Rule 14a-6(e)(2))
[ ]   Definitive Proxy Statement
[ ]   Definitive Additional Materials
[ ]   Soliciting Materials Pursuant toss.240.14a-12



                            SALES ONLINE DIRECT, INC.
                 -----------------------------------------------
                (Name of Registrant as Specified in its Charter)

                       Gregory Rotman and Richard Rotman,
           ----------------------------------------------------------
       (Name of Person(s) Filing Proxy Statement if other than Registrant)


Payment of Filing Fee (Check the appropriate box):

[X]   No fee required.

[ ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.


     (1)  Title of each class of securities to which transaction applies:

          ------------------------------------------------

     (2)  Aggregate number of securities to which transaction applies:

          ------------------------------------------------

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

          ------------------------------------------------

     (4)  Proposed maximum aggregate value of transaction:

          ------------------------------------------------

     (5)  Total fee paid:

          ------------------------------------------------

[ ]   Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11 (a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

          ------------------------------------------------

     (2)  Form, Schedule or Registration Statement No.:

          ------------------------------------------------

     (3)  Filing Party:

          ------------------------------------------------

     (4)  Date Filed:

          ------------------------------------------------

                                                                 REVISED 8/16/00

                          PRELIMINARY PROXY STATEMENT

                                 GREGORY ROTMAN
                                 RICHARD ROTMAN

                             725 SOUTHBRIDGE STREET
                         WORCESTER, MASSACHUSETTS 01610

                                     * * *

                       PROXY STATEMENT IN SUPPORT OF THE
         NOMINEES OF GREGORY ROTMAN AND RICHARD ROTMAN FOR ELECTION AS
                     DIRECTORS OF SALES ONLINE DIRECT, INC.

                        SPECIAL MEETING OF STOCKHOLDERS

                                  INTRODUCTION

         This Proxy Statement and the accompanying proxy card are being furnished in connection with the solicitation of proxies by Gregory Rotman and Richard Rotman (the "Rotmans") for use at the Special Meeting of Stockholders of Sales OnLine Direct, Inc. (the "Company") scheduled for September 7, 2000 at 10:00 a.m. at the offices of the Company, 4 Brussels Street, Suite 220, Worcester, Massachusetts 01610, or any adjournment or postponement thereof (the "Meeting"), which has been called to elect the Company's Board of Directors. This Proxy Statement and the proxy card are first being sent to stockholders of the Company on or about August 10, 2000. The Company's principal executive offices are located at 4 Brussels Street, Suite 220, Worcester, Massachusetts 01610.

         The record date (the "Record Date") for determining stockholders entitled to notice of, and to vote at, the Meeting is August 1, 2000. As of the Record Date, there were outstanding 47,056,140 shares of Common Stock, par value $.001 per share of the Company.

         As of the Record Date, the Rotmans and their Nominees, own, in the aggregate, 18,466,156 shares or 39.2% of the Company's outstanding Common Stock and are seeking your vote at the Meeting for the election of John Martin, Andrew Pilaro, Gregory Rotman and Richard Rotman (the "Nominees") as Directors of the Company for a term expiring at the 2001 Annual Meeting of Stockholders and until their successors are elected and qualified. Each of the Rotmans and the Nominees intend to vote his shares of Common Stock for the election of the Nominees. Certain additional information concerning the Rotmans and the Nominees is set forth elsewhere in this Proxy Statement.

                        VOTING AND REVOCATION OF PROXIES

         Holders of record of the Company's Common Stock on the Record Date are entitled to one vote per share for the election of Directors at the Meeting.

         The presence, in person or by proxy, of the holders of a majority of the outstanding shares of Common Stock authorized to vote will constitute a quorum for the transaction of business at the Meeting. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Meeting. Directors are elected by a plurality of the votes of the shares present in person or represented by proxy at the Meeting and entitled to vote on the election of directors and abstentions have no effect.

         The Rotmans are not aware of any matter other than the election of Directors at the Meeting. Should any other business properly come before the Meeting, the Rotman's proxy card confers upon the Rotmans discretionary authority to vote in respect to any such business in accordance with their judgment.

         Execution and delivery of a proxy card will not effect a stockholder's right to attend the Meeting and vote in person. A stockholder in whose name the shares are registered as of the Record Date and who has given a proxy may revoke it at any time before it is voted by executing and delivering a written revocation to the Rotmans or to the Secretary of the Company, by presentation of a later dated proxy or by attending the Meeting and voting by ballot (which has the effect of revoking the prior proxy). Attendance at the Meeting, however, will not in and of itself revoke a proxy.

         A stockholder who is a beneficial owner but not a registered owner as of the Record Date, cannot vote his or her shares except by the stockholder's broker, bank or nominee executing a proxy on his or her behalf.

         Whether or not you plan to attend the Meeting, please sign, mark and date the enclosed proxy card and return it in the accompanying envelope as soon as possible. Sign your proxy card exactly as your name appears on the label.

                          BACKGROUND OF THE SOLICIATION

         Gregory Rotman ("G. Rotman") is president and chief executive officer, and Richard Rotman ("R. Rotman") is vice president, chief financial officer and secretary, of the Company. The Rotmans also constitute two of the Company's four directors; the other two directors are Marc Stengel ("Stengel") and his aunt, Hannah Kramer ("Kramer").

         On or about February 25, 1999, the Rotmans, Stengel and Kramer received an aggregate 36,928,912 shares of the Company's common stock (representing approximately 80% of the Company's outstanding shares) when companies they owned merged with, or were acquired by, the Company. Following that transaction, the Company's business has been conducted through four divisions, i.e., Auction, Inc., Rotman Auction, World Wide Collectors Digest, Inc. ("WWCD") and Internet Collectibles. R. Rotman runs the Rotman Auction division, which accounted for approximately 97% of the Company's revenues for the twelve months ended March 31, 2000, and G. Rotman is the Company's Chief Executive Officer.

         Until May 5, 2000, Stengel was charged with running WWCD, which designed, hosted and maintained client websites. WWCD's business was conducted from offices in Maryland, while the Company's remaining businesses and its administrative functions were conducted from its offices in Massachusetts.

         During the winter and spring of 2000, the Rotmans became concerned about Stengel's refusal to provide both the Company's auditors and them with financial and other information regarding WWCD. In late April and early May 2000, the Rotmans, on behalf of the Company, successfully gained access to WWCD's facilities and conducted an investigation of Stengel's activities at WWCD. Such investigation led the Rotmans to conclude that Stengel had been engaged in a pattern of activity to defraud the Company, convert WWCD's business from the Company to entities owned or controlled by Stengel or his wife, and to breach his fiduciary duties to the Company. By letter dated May 5, 2000, G. Rotman, as president and chief executive officer of the Company, notified Stengel that he was relieved of his responsibilities at WWCD. Since May 5, 2000, the Rotmans believe Stengel has solicited customers and employees of WWCD to become customers and employees of entities he owns or controls, to the detriment of the Company.

         On June 1, 2000, at the direction of G. Rotman, as president and chief executive officer of the Company, the Company commenced an action (the "Maryland Action") in the United States District Court for the District of Maryland against Stengel alleging that Stengel breached his fiduciary duties to the Company, made intentional misrepresentations to, and concealed material facts from, executive officers of the Company, engaged in constructive fraud with respect to the Company and converted the Company's property to his own benefit. The Complaint further alleges that Stengel diverted corporate opportunities from the Company to corporations that he owned or controlled. The Complaint seeks compensatory damages and punitive damages.

         Stengel has moved to dismiss the Maryland Action on the ground that G. Rotman, as president and chief executive officer, did not have the authority to file the lawsuit and that board approval was necessary to authorize the Company to commence the Maryland Action. He has also moved for a stay of the Maryland Action until the Delaware Action referred to below is resolved. Both motions are still pending in the Maryland Action.

         Stengel has also commenced an action in the Delaware Chancery Court seeking, among other things, a declaration that he was improperly removed as an officer of the Company and should be reinstated as such and to dismiss the Maryland Action and prohibit the Rotmans from causing the Company to take any action outside the ordinary course of business. By Stipulation and Order, the Delaware Action has been temporarily stayed until September 11, 2000.

         As a result of Stengel's actions described above, G. Rotman, as the Company's President, has called the Meeting. Pursuant to the Company's by-laws, in order for persons to be validly nominated for election as a director at the Meeting, the secretary of the Company must have received notice of intention to nominate such persons by August 3, 2000. Gregory Rotman sent timely notification to the Company's secretary of his intention to nominate himself, Richard Rotman, Andrew Pilaro and John Martin for election as directors at the Meeting. The Company's secretary has received no other notices of nomination. Therefore, the Nominees are the only persons who may be nominated for election at the Meeting.

                              THE ROTMAN'S NOMINEES

         Certain information regarding the Nominees, their present principal occupations and business addresses, their business experience, their ages, and the aggregate number of shares of the Company's Common Stock beneficially owned by each of them as of August 1, 2000 is set forth below. A summary of their transaction history with respect to the Company's Common Stock during the past two years is set forth below under "Certain Information About the Nominees and Certain Relationship between the Nominees and the Company".

----------------------------------------------------------------------------------------------------------------------

                                                                                SHARES OWNED OF
NAME, PRINCIPAL OCCUPATION,                                                     RECORD OR           PERCENTAGE
BUSINESS ADDRESS AND AGE                   BUSINESS EXPERIENCE                  BENEFICIALLY        OF CLASS
----------------------------------------------------------------------------------------------------------------------
JOHN MARTIN                                SINCE MAY 2000, CHIEF TECHNOLOGY         147,875(1)              *
Chief Technology Officer                   Officer of the Company; from May
  of the Company                           1999 until May 2000, vice
4 Brussels Street, Worcester,              president-technology.  From June
Massachusetts 01610                        1997 to May 1998, Instructor,
                                           Clark University Computer Career
Age 35                                     Institute.  From August 1996 to
                                           May 1999, Software Engineer,
                                           Sybase, Inc. (software
                                           development). From prior to 1995
                                           to August 1996, Senior Programmer,
                                           Presidax (manufacture of barcoded
                                           labels), a division of Avery
                                           Dennison. From prior to 1995 to
                                           May 1999, Software Consultant.
----------------------------------------------------------------------------------------------------------------------
Andrew Pilaro                              Since August, 1996, Assistant to             1,700               *
Assistant to Chairman                      Chairman of CAP Advisors Limited
  of CAPAdvisors Limited                   (investment management company)
36 Fitzwilliam Place, Dublin 2,            with responsibility for asset
Ireland                                    management; from August, 1995 to
                                           August, 1996, a clerk at Fowler,
Age 30                                     Rosenau & Geary, L.P. (stock
                                           specialist firm).
----------------------------------------------------------------------------------------------------------------------


                                      -4-

----------------------------------------------------------------------------------------------------------------------
Gregory Rotman                             Since February, 1999, President &        8,309,005            17.66%
President and Chief Executive Officer      Chief Executive Officer and a
  of the Company                           director of the Company.  From
4 Brussels Street, Worcester,              1995 to 1998, Partner of
Massachusetts 01610                        Teamworks, Inc., LLC (design,
                                           financing and build-out of MCI
Age 34                                     National Sports Gallery.)
----------------------------------------------------------------------------------------------------------------------
Richard Rotman                             Since   February,    1999,    Chief     10,155,451            21.58%
Chief Financial Officer,                   Financial  Officer,  Vice President
  Vice President and Secretary             and  Secretary  and a  director  of
  of the Company                           the Company.  From  February,  1997
4 Brussels Street, Worcester,              to  February,  1999,  President  of
Massachusetts 01610                        Rotman     Auctions,     Inc.    (a
                                           full-service  auction house).  From
Age 30                                     prior  to 1995 to  February,  1997,
                                           Operations    Manager   of   Rotman
                                           Collectibles (sports memorabilia).
----------------------------------------------------------------------------------------------------------------------

     *   Less than 1%

(1) Represents currently exercisable options to purchase shares of Common Stock of the Company.

         Gregory Rotman and Richard Rotman are brothers. Each of Gregory Rotman and Richard Rotman was first elected a DIRECTOR IN 1999. SEE "Certain Information about Nominees and Certain Relationship between the Nominees and the Company" below.

         Each Nominee has consented to serve as a director of the Company, if elected. If any Nominee is unable or declines to serve, the discretionary authority provided to the Rotmans will be exercised to vote at the Meeting for a substitute designed by the Rotmans. The Rotmans have no reason to believe that any of their Nominees will be unable to or will decline to serve.


                         DIRECTORS WHO ARE NOT NOMINEES

         The following information regarding directors of the Company who are not Nominees is derived from the Company's Form 10KSBA filed with the Commission on April 25, 2000.

         Marc Stengel has served as a Director and Executive Vice President of the Company since February 1999. He is 42 years old. Until May 5, 2000, he ran the daily operations of the websites for the Company, including systems administration and overseeing the programming for each of the Company's divisions. Prior to joining the Company he served as president of World Wide Collectors Digest, Inc., which he co-founded in 1994. Prior to that Mr. Stengel ran his family clothing business.

         Hannah Kramer has served as a Director of the Company since February 1999. She is 61 years old. Prior to joining the Company, she served as vice president of World Wide Collectors Digest, Inc., which she co-founded in 1994. She also owns four clothing stores.

                       THE ROTMANS' SOLICITATION EXPENSES

         The cost of solicitation will be borne initially by the Rotmans. Total expenditures for the solicitation, including fees for attorneys, solicitors, advertising, printing, transportation, and other costs incidental to the solicitation are estimated to be approximately $ 75,000, of which approximately $20,000 of such expenditures have been made to date. If elected, the Nominees intend to seek reimbursement from the Company without a vote of the Company's security holders for the Rotmans' expenses incurred in connection with the solicitation of proxies.

         The Rotmans have engaged D.F. King & Co., Inc. to assist in the solicitation process. D.F. King & Co., Inc. will be paid its reasonable and customary fees for its services, and will be reimbursed for its expenses. D.F. King & Co., Inc. will use approximately 20 persons in its solicitation efforts. In addition to the use of the mails, solicitations of proxies may be made by means of personal calls upon, or telephonic communications to or with stockholders or their personal representatives by members of the Nominees and by D.F. King & Co., Inc. Copies of the Rotmans' soliciting materials will be furnished to banks, brokerage houses, fiduciaries and other nominees for forwarding to beneficial owners of shares and the Rotmans will reimburse them for their reasonable out-of-pocket expenses for forwarding such materials.

                             EXECUTIVE COMPENSATION

         The following table presents the compensation paid, on a cash basis, to the Chief Executive Officer of the Company and those executive officers of the Company as of December 31, 1999 who received compensation in excess of $100,000.

--------------------------------------------------------------------------------------------------------------------------------
                                                   Annual Compensation                     Long-Term
                                                                                           Compensation
--------------------------------------------------------------------------------------------------------------------------------
                                                                           Other            Securities

          Name and            Fiscal                                      Annual         Underlying Stock        All Other
   Principal Position(1)       Year    Salary ($)      Bonus ($)      Compensation($)       Options (#)       Compensation($)
--------------------------------------------------------------------------------------------------------------------------------
Gregory Rotman,                1999         124,519     -                    -               -                         -
President and
Chief Executive Officer
--------------------------------------------------------------------------------------------------------------------------------
Richard Rotman,                1999         126,191     -                    -               -                         -
Chief Financial Officer
--------------------------------------------------------------------------------------------------------------------------------
Marc Stengel,                  1999         126,194     -                    -               -                         -
Vice President
--------------------------------------------------------------------------------------------------------------------------------

(1) Each of the named executive officers assumed their positions as of February 25, 1999.

         None of the named executive officers received, holds or exercised any options or stock appreciation rights with respect to the Company's securities, and none of such persons was granted any awards under any long-term incentive plan of the Company.

         None of the Company's directors receives any compensation from the Company for serving as directors.

               CERTAIN INFORMATION ABOUT THE NOMINEES AND CERTAIN
               RELATIONSHIPS BETWEEN THE NOMINEES AND THE COMPANY

         On February 25, 1999, the Company purchased all of the outstanding common stock of Internet Auction, Inc., a Massachusetts corporation ("Internet Auction"), which was wholly owned by Gregory Rotman, Richard Rotman, Marc Stengel and Hannah Kramer, (the "IA Shareholders") in exchange for the issuance to the IA Shareholders of an aggregate of 36,928,912 shares, representing approximately 78.4%, of the Company's common stock (the "Transaction"). As a result of the Transaction the principal business of Internet Auction became the business of the Company and Gregory Rotman, Richard Rotman, Marc Stengel and Hannah Kramer became the Directors of the Company.

         In connection with the Transaction, John Martin was granted options to purchase 471,000 shares of Common Stock of the Company at an exercise price of $.01 per share, of which 147,875 are currently exercisable. No stock options were granted to or exercised by Gregory Rotman or Richard Rotman in the fiscal year ended December 31, 1999. Gregory Rotman and Richard Rotman held no option to purchase Common Stock of the Company at December 31, 1999.

         Andrew Pilaro purchased 700 shares of Common Stock at a price of $7.00 per share on April 22, 1999 and 1000 shares of Common Stock at a purchase price of $.75 on October 28, 1999.

         In September 1999, the Company purchased certain computer equipment, Internet research technology and coding material for a purchase price of $70,000 from a corporation owned by Gregory Rotman and Richard Rotman.

         In February 1999 prior to the Transaction, Rotman Productions, an entity owned by Steven Rotman, the father of Gregory Rotman and Richard Rotman, contributed an inventory of collectibles with an estimated value of $629,000 to Internet Auction in exchange for 236 shares of Internet Auction common stock which in the Transaction converted to 220,000 shares of Common Stock of the Company. In addition, after the Transaction, the Company assigned to Steven Rotman options at an exercise price of $.50 per share to purchase 700,000 shares of the Company's Common Stock, owned by a third party.

         All of the purchases and sales of Common Stock of the Company by John Martin, Andrew Pilaro, Gregory Rotman and Richard Rotman within the past two years are set forth above. Except as set forth above, none of John Martin, Andrew Pilaro, Gregory Rotman or Richard Rotman is, or within the past year has been, a party to any contractual arrangements or understandings with any person with respect to the securities of the Company.

                        PRINCIPAL HOLDERS OF COMMON STOCK

                  Based on the Company's Form 10-KSB/A dated April 25, 2000, the following are the only persons who beneficially own more than 5% of the Common Stock of the Company:

 -------------------------------------------------------------------------------
 NAME AND ADDRESS                            NUMBER OF SHARES       PERCENTAGE
 OF BENEFICIAL OWNER                         BENEFICIALLY OWNED     OF CLASS
 -------------------------------------------------------------------------------
 Gregory Rotman

 4 Brussels Street                               8,309,005          17.66%
 Suite 220
 Worcester, Massachusetts 01610
 -------------------------------------------------------------------------------
 Richard Rotman

 4 Brussels Street                               10,155,451         21.58%
 Suite 220
 Worcester, Massachusetts 01610
 -------------------------------------------------------------------------------
 Marc Stengel                                    12,925,119         27.47%
  3743 Birch Lane
 Owings Mills, Maryland 21117
 -------------------------------------------------------------------------------
 Hannah Kramer                                   5,539,337          11.77%
 673 Korisa Drive
 Huntingdon Valley, Pennsylvania 19006
 -------------------------------------------------------------------------------

         Gregory Rotman, Richard Rotman and Marc Stengel are all of the executive officers of the Company and they and Hannah Kramer are all of the directors of the Company. Gregory Rotman, Richard Rotman, Marc Stengel and Hannah Kramer collectively own 36,928,912 shares representing 78.4% of the outstanding Common Stock.

                              STOCKHOLDER PROPOSALS

         In order for a proposal by a stockholder of the Company to be included in the Company's proxy statement for the 2001 annual meeting of stockholders, the proposal must be received by the Company no later than February 15, 2001. Shareholders who intend to present a proposal at the 2001 annual meeting of stockholders, but who do not wish to have such proposal included in the Company's Proxy Statement for such meeting, must provide notice of such proposal to the Company's Secretary at the Company's executive offices not later than May 1, 2001.

     VOTE TODAY --- ELECT THE NOMINEES OF GREGORY ROTMAN AND RICHARD ROTMAN

         Your vote is important, no matter how many or how few of the Company's Common Shares you own. The Rotmans urge you to mark, sign, date and return the enclosed proxy card to vote for election of the Nominees.

         If your shares of Common Stock of the Company are registered in your own name, please mark, sign and date the enclosed proxy card and return it to the Rotmans, c/o of D.F. King & Co., Inc., in the enclosed envelope in time to be voted at the Meeting. If any of your shares of Common Stock of the Company are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such shares of the Company's Common Stock and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the proxy card. The Rotmans urge you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to the Rotmans, c/o D.F. King & Co., Inc. at the address indicated below. If you have any questions, please call:

                              D.F. King & Co., Inc.
                                 77 Water Street
                            New York, New York 10005
                         Call Toll Free: (800) 431-9629

August 8, 2000


PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD PROMPTLY. NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD, ANY PROXY PREVIOUSLY SIGNED BY YOU WILL BE REVOKED. REMEMBER, ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE MEETING.

                               PROXY SOLICITED BY

         GREGORY ROTMAN, THE PRESIDENT AND CHIEF EXECUTIVE OFFICER, AND RICHARD ROTMAN, CHIEF FINANCIAL OFFICER, OF SALES ONLINE DIRECT, INC.

         The undersigned hereby appoints Gregory Rotman and Richard Rotman and each of them, the proxy or proxies of the undersigned, with full power of substitution, to vote all shares of Common Stock, par value $.001 per share, of Sales OnLine Direct, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders of the Company and at any and all adjournments, postponements, reschedulings or continuations thereof (the "Meeting").


(1)  Election of Directors (check one box only)

[ ]   FOR ALL NOMINEES listed below

[ ]   WITHHOLD AUTHORITY to vote for all nominees listed below:

      John Martin, Andrew Pilaro, Gregory Rotman, Richard Rotman

(TO WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE, CHECK THE "FOR" BOX ABOVE AND WRITE THAT NOMINEE'S NAME ON THE LINE PROVIDED BELOW).

THE PROXIES ARE HEREBY AUTHORIZED TO VOTE IN THEIR DISCRETION UPON ALL OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS, RESCHEDULINGS OR CONTINUATIONS THEREOF.

                                     (over)

         THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS INDICATED, IT WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL I AND, IN THE DISCRETION OF THE PROXIES, ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS, RESCHEDULINGS OR CONTINUATIONS THEREOF.

                                        DATED: _____________________   , 2000


                                        Signature


                                        Signature, if held jointly



                                        Title or Authority

                                        PLEASE SIGN EXACTLY AS YOUR NAME APPEARS
                                        ON THIS PROXY.  JOINT OWNERS SHOULD EACH
                                        SIGN PERSONALLY. IF SIGNING AS ATTORNEY,
                                        EXECUTER,   ADMINISTRATOR,   TRUSTEE  OR
                                        GUARDIAN,   PLEASE   INCLUDE  YOUR  FULL
                                        TITLE.   CORPORATE   PROXIES  SHOULD  BE
                                        SIGNED BY AN AUTHORIZED OFFICER.



PLEASE SIGN, DATE AND RETURN THIS CARD PROMPTLY USING THE ENCLOSED ENVELOPE.